# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ramaco Resources, Inc., CIK 0001687187
CUSIP: 75134P303
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 250 West Main Street, Suite 1900, Lexington, Kentucky (KY), 40507
Date of event which requires filing of this statement: 03/30/2026
Amends the filing with accession number 0001140361-23-032776
Filed by CIK 0001503466
Persons authorized to receive notices and communications: Bryan H. Lawrence, Yorktown Partners LLC, 410 Park Avenue, 20th Floor, New York, New York (NY), 10022, (212) 515-2112; Jesse E. Betts, Willkie Farr & Gallagher LLP, 2828 Routh Street, Dallas, Texas (TX), 75201, (214) 233-4537

## Reporting persons
- Yorktown Energy Partners IX, L.P. (CIK 0001503466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,233,952; sole dispositive power 0; shared dispositive power 1,233,952; aggregate amount beneficially owned 1,233,952 (11.06% of the class)
  Comment: (1) The percent of class represented by the amount in Row (11) is based on 11,155,785 shares of Class B common stock, par value $0.01 per share ("Class B Common Stock") of Ramaco Resources, Inc. (the "Issuer") outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the Securities and Exchange Commission ("SEC") on February 26, 2026.
- Yorktown IX Company LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,233,952; sole dispositive power 0; shared dispositive power 1,233,952; aggregate amount beneficially owned 1,233,952 (11.06% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. As a result, Yorktown IX Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX L.P. Yorktown IX Company LP disclaims beneficial ownership of the securities owned by Yorktown Energy Partners IX, L.P. in excess of its pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 11,155,785 shares of Class B Common Stock of the Issuer outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the SEC on February 26, 2026.
- Yorktown IX Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO), subject company funds (SC); sole voting power 0; shared voting power 1,233,952; sole dispositive power 0; shared dispositive power 1,233,952; aggregate amount beneficially owned 1,233,952 (11.06% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. and Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners IX, L.P. in excess of their pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 11,155,785 shares of Class B Common Stock of the Issuer outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the SEC on February 26, 2026.
- Yorktown Energy Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 826,611; sole dispositive power 0; shared dispositive power 826,611; aggregate amount beneficially owned 826,611 (7.41% of the class)
  Comment: (1) The percent of class represented by the amount in Row (11) is based on 11,155,785 shares of Class B common stock, par value $0.01 per share ("Class B Common Stock") of Ramaco Resources, Inc. (the "Issuer") outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the Securities and Exchange Commission ("SEC") on February 26, 2026.
- Yorktown X Company LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 826,611; sole dispositive power 0; shared dispositive power 826,611; aggregate amount beneficially owned 826,611 (7.41% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners X, L.P. Yorktown X Company LP is the sole general partner of Yorktown Energy Partners X, L.P. As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners X, L.P. Yorktown X Company LP disclaims beneficial ownership of the securities owned by Yorktown Energy Partners X, L.P. in excess of its pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 11,155,785 shares of Class B Common Stock of the Issuer outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the SEC on February 26, 2026.
- Yorktown X Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 826,611; sole dispositive power 0; shared dispositive power 826,611; aggregate amount beneficially owned 826,611 (7.41% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners X, L.P. Yorktown X Company LP is the sole general partner of Yorktown Energy Partners X, L.P. and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners X, L.P. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners X, L.P. in excess of their pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 11,155,785 shares of Class B Common Stock of the Issuer outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the SEC on February 26, 2026.
- Yorktown Energy Partners XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,250,613; sole dispositive power 0; shared dispositive power 1,250,613; aggregate amount beneficially owned 1,250,613 (11.21% of the class)
  Comment: (1) The percent of class represented by the amount in Row (11) is based on 11,155,785 shares of Class B common stock, par value $0.01 per share ("Class B Common Stock") of Ramaco Resources, Inc. (the "Issuer") outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the Securities and Exchange Commission ("SEC") on February 26, 2026.
- Yorktown XI Company LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,250,613; sole dispositive power 0; shared dispositive power 1,250,613; aggregate amount beneficially owned 1,250,613 (11.21% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. As a result, Yorktown XI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP disclaims beneficial ownership of the securities owned by Yorktown Energy Partners XI, L.P. in excess of its pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 11,155,785 shares of Class B Common Stock of the Issuer outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the SEC on February 26, 2026.
- Yorktown XI Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,250,613; sole dispositive power 0; shared dispositive power 1,250,613; aggregate amount beneficially owned 1,250,613 (11.21% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. and Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners XI, L.P. in excess of their pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 11,155,785 shares of Class B Common Stock of the Issuer outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the SEC on February 26, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: Ramaco Resources, Inc.
Address of issuer's principal executive offices: 250 West Main Street, Suite 1900, Lexington, Kentucky (KY), 40507
Comment: This Amendment No. 2 amends the Schedule 13D with respect to the shares of Class B common stock, par value $0.01 per share ("Class B Common Stock"), of Ramaco Resources, Inc., a Delaware corporation (the "Issuer"), previously filed by Yorktown Energy Partners IX, L.P., a Delaware limited partnership ("Yorktown IX"), Yorktown IX Company LP, a Delaware limited partnership ("Yorktown IX Co"), and Yorktown IX Associates LLC, a Delaware limited liability company ("Yorktown IX Associates"), Yorktown Energy Partners X, L.P., a Delaware limited partnership ("Yorktown X"), Yorktown X Company LP, a Delaware limited partnership ("Yorktown X Co"), and Yorktown X Associates LLC, a Delaware limited liability company ("Yorktown X Associates"), Yorktown Energy Partners XI, L.P., a Delaware limited partnership ("Yorktown XI"), Yorktown XI Company LP, a Delaware limited partnership ("Yorktown XI Co"), and Yorktown XI Associates LLC, a Delaware limited liability company ("Yorktown XI Associates" and together with Yorktown IX, Yorktown IX Co, Yorktown IX Associates, Yorktown X, Yorktown X Co, Yorktown X Associates, Yorktown XI and Yorktown XI Co, the "Reporting Persons") with the SEC on July 3, 2023, as amended by Amendment No. 1 thereto filed with the SEC on December 11, 2023 (the "Schedule 13D"),. Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4(a) is supplemented by adding the following:

The Reporting Persons, received Class B Common Stock as payment-in-kind dividends with respect to its Class B Common Stock as follows:

Yorktown IX: December 2024 - 92,735, March 2025 - 61,746, June 2025 - 33,629, September 2025 - 14,433, December 2025 - 17,530, and March 2026 - 17,635.

Yorktown X: December 2024 - 61,050, March 2025 - 49,659, June 2025 - 27,033, September 2025 - 9,667, December 2025 - 11,744, and March 2026 - 11,818.

Yorktown XI: December4 2024 - 92,366, March 2025 - 75,131, June 2025 -40,900, September 2025 - 14,626, December 2025 - 17,768, and March 2026 - 17,881.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety by the following:

As of April 1, 2026 each of Yorktown IX, Yorktown IX Co and Yorktown IX Associates beneficially owns an aggregate of 1,233,952 shares of Class B Common Stock of the Issuer, representing 11.06% of the outstanding Class B Common Stock of the Issuer. As of March 30, 2026, each of Yorktown X, Yorktown X Co, and Yorktown X Associates beneficially owns 826,611 shares of Class B Common Stock of the Issuer, representing 7.41% of the outstanding Class B Common Stock of the Issuer. As of March 30, 2026, each of Yorktown XI, Yorktown XI Co, and Yorktown XI Associates beneficially owns 1,250,613 shares of Class B Common Stock of the Issuer, representing 11.21% of the outstanding Class B Common Stock of the Issuer (based on 11,155,785 shares of Class B Common Stock of the Issuer outstanding as of February 25, 2026, as reported in the Issuer's Form 10-K, filed with the SEC on February 26, 2026). Each Reporting Person disclaims beneficial ownership of the reported Class B Common Stock except to the extent of such Reporting Person's pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Class B Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose. Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety by the following:

As of April 1, 2026, Yorktown Energy Partners IX, L.P. directly owns 1,233,952 shares of Class B Common Stock of the Issuer. Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. Yorktown IX Associates LLC has the sole power to cause Yorktown IX Company LP to cause Yorktown Energy Partners IX, L.P. to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P. As of April 1, 2026, Yorktown Energy Partners IX, L.P. directly owns 826,611 shares of Class B Common Stock of the Issuer. Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. Yorktown IX Associates LLC has the sole power to cause Yorktown IX Company LP to cause Yorktown Energy Partners IX, L.P. to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P. As of April 1, 2026, Yorktown Energy Partners IX, L.P. directly owns 1,250,613 shares of Class B Common Stock of the Issuer. Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. Yorktown IX Associates LLC has the sole power to cause Yorktown IX Company LP to cause Yorktown Energy Partners IX, L.P. to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P. Each Reporting Person disclaims beneficial ownership of the reported Class B Common Stock except to the extent of such Reporting Person's pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Class B Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety by the following:

From March 24, 2026 through March 30, 2026, Yorktown IX, Yorktown X and Yorktown XI collectively sold an aggregate 52,410 shares of Class B Common Stock of the Issuer in a series of open market sales. Except as disclosed in the table below, there have been no transactions in the shares of Class B Common Stock by the Reporting Persons in the last 60 days.

Date of Sale Number of Shares Weighted Average Price Per Share
March 24, 2026 8,103 $11.5756 (1)
March 25, 2026 10,258 $11.2376 (2)
March 26, 2026 6,343 $10.7833 (3)
March 27, 2026 21,625 $10.9327 (4)
March 30, 2026 6,081 $10.3381 (5)

1. This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $11.20 to $11.91, inclusive. The Reporting Persons undertake to provide to the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), and (5), herein.
2. This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $11.00 to $11.92, inclusive.
3. This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $10.50 to $11.325, inclusive.
4. This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from 10.55 to $11.285, inclusive.
5. This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from 10.06 to $10.6975, inclusive.

## Signatures
- Yorktown Energy Partners IX, L.P.: /s/ Bryan H Lawrence, Managing Member of the general partner of the general partner (04/01/2026)
- Yorktown IX Company LP: /s/ Bryan H Lawrence, Managing Member of the general partner (04/01/2026)
- Yorktown IX Associates LLC: /s/ Bryan H Lawrence, Managing Member of the general partner (04/01/2026)
- Yorktown Energy Partners X, L.P.: /s/ Bryan H Lawrence, Managing Member of the general partner of the general partner (04/01/2026)
- Yorktown X Company LP: /s/ Bryan H Lawrence, Managing Member of the general partner (04/01/2026)
- Yorktown X Associates LLC: /s/ Bryan H Lawrence, Managing Member of the general partner (04/01/2026)
- Yorktown Energy Partners XI, L.P.: /s/ Bryan H Lawrence, Managing Member of the general partner of the general partner (04/01/2026)
- Yorktown XI Company LP: /s/ Bryan H Lawrence, Managing Member of the general partner (04/01/2026)
- Yorktown XI Associates LLC: /s/ Bryan H Lawrence, Managing Member of the general partner (04/01/2026)